FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 333-12634

GALEN HOLDINGS PUBLIC LIMITED COMPANY (Translation of registrant's name into English)

Seagoe Industrial Estate Craigavon BT63 5UA United Kingdom (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

Purpose of Filing

The purpose of this report on Form 6-K by Galen Holdings Public Limited Company ("Galen", the "Company", "we", "our" or "us") is to make public the unaudited consolidated financial statements, as listed in the accompanying index, of Galen and its subsidiaries. These unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and are presented in U.S. dollars.

This report contains certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Statements that are not historical facts, including statements about our plans, beliefs, objectives, expectations and intentions, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. The words "believe", "expect", "anticipate", "intends", "estimate", "forecast", "project" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Although we believe the expectations expressed in the forward-looking statements are based on reasonable assumptions within the bounds of our knowledge of our business, including management's examination of historical operating trends, data contained in our records and other third party data, we caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified in Amendment No. 1 to our 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission on January 17, 2003 (the "U.S. 2002 Annual Report") and in our other filings with the Commission.

On August 11, 2003, we filed a Form 6-K with the Securities and Exchange Commission containing our unaudited consolidated financial statements as of June 30, 2003 and for the three and nine months ended June 30, 2003 and 2002, prepared in accordance with U.K. generally accepted accounting principles ("U.K. GAAP") and presented in U.S. dollars.

GALEN HOLDINGS PUBLIC LIMITED COMPANY

TABLE OF CONTENTS
Page No.

I. Financial Information
A. Consolidated Financial Statements (unaudited)
Consolidated Balance Sheets as of September 30, 2002 and June 30, 2003	2
Consolidated Statements of Operations for the Three and Nine Months Ended June 30, 2003 and 2002	3
Consolidated Statements of Comprehensive Income for the Three and Nine Months Ended
June 30, 2003 and 2002	4
Consolidated Statements of Cash Flows for the Nine Months Ended June 30, 2003 and 2002	5
Notes to the Consolidated Financial Statements	6 - 17

B. Management's Discussion and Analysis of Financial Condition and Results of Operations	18

C. Quantitative and Qualitative Disclosures About Market Risk	27

D. Controls and Procedures	27

II. Other Information

A. Legal Proceedings	28

B. Submission of Matters to a Vote of Security Holders	28

C. Exhibits and Reports on Form 6-K or 8-K	29

GALEN HOLDINGS PUBLIC LIMITED COMPANY
Unaudited Consolidated Balance Sheets
(In thousands of U.S. dollars, except share data)

	June 30,	September 30,
	2003	2002
ASSETS
Current Assets:
Cash and cash equivalents	$ 107,779	$ 313,012
Accounts receivable, net	59,040	32,869
Inventories	28,722	26,902
Deferred tax asset	7,590	7,718
Prepaid expense and other assets	11,459	4,397
Total current assets	214,590	384,898

Property, plant and equipment, net	66,877	63,394
Intangible assets, net	1,128,684	381,731
Goodwill, net	230,859	242,208

Total assets	$ 1,641,010	$ 1,072,231

LIABILITIES
Current Liabilities:
Accounts payable	$ 16,913	$ 14,007
Accrued and other liabilities	101,613	44,053
Current installments of long-term debt	102,977	616
Current installments of obligation under capital leases	282	392
Income taxes	16,218	11,052
Total current liabilities	238,003	70,120

Other Liabilities:
Long-term debt, excluding current installments	293,747	50,729
Long-term obligations under capital leases, excluding current installments	27	224
Deferred income taxes	131,938	35,962
Other non-current liabilities	6,180	6,189

Total liabilities	669,895	163,224

SHAREHOLDERS' EQUITY
Ordinary shares, par value L0.10 per share; 250,000,000
(September 30, 2002; 250,000,000) shares authorized, 188,164,443 shares issued and outstanding at June 30, 2003, and 187,805,263
issued and outstanding at September 30, 2002	30,039	29,981
Additional paid-in capital	677,895	677,417
Retained earnings	251,559	191,806
Treasury stock	(23,893)	(23,893)
Accumulated other comprehensive income	35,515	33,696
Total shareholders' equity	971,115	909,007
Total liabilities and shareholders' equity	$ 1,641,010	$ 1,072,231
See accompanying notes to unaudited consolidated financial statements.

GALEN HOLDINGS PUBLIC LIMITED COMPANY
Unaudited Consolidated Statements of Operations
(In thousands of U.S. dollars, except share data)

	2003	2002	2003	2002

REVENUES
Products	$ 135,740	$ 62,632	$ 293,592	$ 174,186

OPERATING EXPENSES
Cost of sales (excluding depreciation shown separately below)	22,055	11,772	53,018	35,736
Selling, general and administrative	41,818	19,779	94,069	57,895
Research and development	8,708	5,638	20,795	14,409
Depreciation	1,571	1,365	4,542	3,922
Amortization	14,202	5,153	27,711	13,980
Total operating expenses	88,354	43,707	200,135	125,942

OPERATING INCOME	47,386	18,925	93,457	48,244

OTHER INCOME (EXPENSE)
Interest income	165	2,423	2,862	6,966
Interest expense	(3,921)	(13,813)	(7,169)	(25,827)
Total other income (expense)	(3,756)	(11,390)	(4,307)	(18,861)

INCOME BEFORE TAXES	43,630	7,535	89,150	29,383

Provision for income taxes	12,747	1,335	23,630	7,898

INCOME FROM CONTINUING OPERATIONS	$ 30,883	$ 6,200	$ 65,520	$ 21,485

DISCONTINUED OPERATIONS
Income from discontinued operations, net of tax charge of $607	-	1,443	-	7,255
Gain on disposal of discontinued operations, net of tax charge of $0	-	105,357	-	114,047
NET INCOME	$ 30,883	$ 113,000	$ 65,520	$ 142,787

BASIC AND DILUTED NET INCOME PER ORDINARY SHARE
- continuing operations	$ 0.17	$ 0.04	$ 0.36	$ 0.12
- income and gain on disposal of discontinued operations	-	0.57	-	0.65
	$ 0.17	$ 0.61	$ 0.36	$ 0.77

BASIC NET INCOME PER ADS EQUIVALENT
- continuing operations	$ 0.67	$ 0.16	$ 1.43	$ 0.46
- income and gain on disposal of discontinued operations	-	2.28	-	2.62
	$ 0.67	$ 2.44	$ 1.43	$ 3.08

DILUTED NET INCOME PER ADS EQUIVALENT
- continuing operations	$ 0.67	$ 0.16	$ 1.42	$ 0.46
- income and gain on disposal of discontinued operations	-	2.27	-	2.60
	$ 0.67	$ 2.43	$ 1.42	$ 3.06
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic	183,472,269	185,181,122	183,462,609	185,177,622
Diluted	184,436,944	186,029,010	184,167,786	186,444,272
WEIGHTED AVERAGE ADS EQUIVALENTS OUTSTANDING
Basic	45,868,067	46,295,280	45,865,652	46,294,405
Diluted	46,109,236	46,507,252	46,041,946	46,611,068
See accompanying notes to unaudited consolidated financial statements.

GALEN HOLDINGS PUBLIC LIMITED COMPANY
Unaudited Consolidated Statements of Comprehensive Income
(In thousands of U.S. dollars)
	Three Months Ended June 30,		Nine Months Ended June 30,

	2003	2002	2003	2002

NET INCOME	$ 30,883	$ 113,000	$ 65,520	$ 142,787
Other comprehensive income:
Foreign currency translation adjustment	(1,084)	41,523	(1,819)	27,718
Other comprehensive (loss) income	(1,084)	41,523	(1,819)	27,718
COMPREHENSIVE INCOME	$ 29,799	$ 154,523	$ 63,701	$ 170,505

See accompanying notes to unaudited consolidated financial statements.

GALEN HOLDINGS PUBLIC LIMITED COMPANY
Unaudited Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Nine Months Ended June 30,

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 65,520	$ 142,787

Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	4,542	7,188
Amortization	27,711	13,980
Gain on sale of business	-	(116,210)
Amortization of government grants	(830)	(1,329)
Changes in assets and liabilities:
Increase in accounts receivable, prepaid expense
and other assets	(31,461)	(13,592)
Increase in inventories	(1,820)	(5,348)
Increase in accounts payable, accrued liabilities
and other liabilities	49,348	13,321
Income taxes	15,042	13,226
Foreign exchange (loss) gain	(353)	2,011
Net cash provided by operating activities	127,699	56,034

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(667,643)	(47,737)
Purchase of fixed assets	(5,446)	(14,445)
Proceeds from sale of fixed assets	40	-
Government grants received	501	832
Proceeds from sale of businesses, net of costs	(324)	216,126
Deferred consideration and acquisition costs	-	(8,772)
Net cash (used in) provided by investing activities	(672,872)	146,004

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt obtained	346,036	-
Long-term debt repaid	(433)	(26,229)
Loan notes repaid	-	(99,100)
Payments under capital leases	(275)	(445)
Cash dividends paid	(5,767)	(4,465)
Proceeds from share capital issue, net of expenses	295	132
Net cash provided by (used in) financing activities	339,856	(130,107)

Net (decrease) increase in cash and cash equivalents	(205,317)	71,931
Cash and cash equivalents, beginning of period	313,012	326,076
Foreign exchange adjustment on cash and cash equivalents	84	12,360
Cash and cash equivalents, end of period	$ 107,779	$ 410,367
See accompanying notes to unaudited consolidated financial statements.

  GALEN HOLDINGS PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - U.S. GAAP In thousands (except per share amounts)

  Basis of Presentation

  The unaudited consolidated financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles, and pursuant to the rules and regulations of the Securities and Exchange Commission for interim reporting. Certain information and footnote disclosures normally included in complete financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. In the opinion of management, the financial statements reflect all adjustments necessary for a fair statement of the operations for the interim periods presented. Interim results are not necessarily indicative of results to be expected in future periods or for the full year. The statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in the Galen Holdings Public Limited Company 2002 Annual Report on Amendment No. 1 to Form 20-F filed with the Securities and Exchange Commission.

  The consolidated financial statements include the financial statements of Galen Holdings Public Limited Company ("Galen" or the "Company") and all of its majority owned subsidiaries. Galen does not presently hold investments in any entities that are not majority owned, nor does it have any majority owned subsidiary in which it does not have a controlling financial interest. All intercompany transactions and account balances have been eliminated on consolidation. During the nine months ended June 30, 2003 and fiscal year 2002, the Company completed several acquisitions, which were accounted for under the purchase method of accounting. The consolidated financial statements include the results of operations from each of these business combinations as of the date of acquisition.

  Adoption of New Accounting Standards

  Effective October 1, 2001 the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141"), and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations initiated after July 1, 2001, and changes the criteria for recognizing intangible assets apart from goodwill. SFAS 141 also requires that any business combination initiated after June 30, 2001 be accounted for by the purchase method. SFAS 142 provides that goodwill no longer be amortized and the value of identifiable intangible assets be amortized over their useful life, unless the asset is determined to have an indefinite useful life. The Company has determined that none of its intangible assets are deemed to have an indefinite life. In accordance with SFAS 142, and upon adoption, the Company reclassified a total of $2,914 to goodwill from intangible assets (net), representing the assembled workforce associated with the Company's acquisition of Warner Chilcott. See Note 4.

  Galen also adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), effective October 1, 2001. The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"), and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. The results of Galen's Pharmaceutical Services operating segment, divested during the year ended September 30, 2002, were treated as "discontinued operations."

  On April 30, 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). Among other amendments and rescissions, SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Generally, SFAS 145 is effective for fiscal years beginning after May 15, 2002. Effective October 1, 2002 the Company adopted the provisions of SFAS 145 and, accordingly, reclassified the losses on extinguishments of debt that were classified as extraordinary items in the year ended September 30, 2002 since they do not meet the criteria in Opinion 30 for classification as extraordinary items.

  In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 will be effective for exit or disposal activities of the Company that are initiated after December 31, 2002. No such activities have occurred since that date.

  In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123 ("SFAS 148"). SFAS 148 provides alternative methods of transition for voluntary change to the fair value method of accounting for stock-based employee compensation. Such methods for transition can be voluntarily implemented in a fiscal year beginning before December 16, 2003. In addition, this Statement amends SFAS 123 to require certain disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The effective date for the disclosure requirement is interim periods beginning after December 15, 2002. Early adoption is encouraged. Galen has adopted the disclosure requirement effective October 1, 2002.

  In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires the guarantor to recognize, at the inception of the guarantee, a liability for the fair value of obligation undertaken in issuing the guarantee. The disclosure requirements are effective for quarters ending after December 15, 2002 and the liability recognition is in effect for guarantees initiated after December 31, 2002. The Company adopted this statement effective October 1, 2002, and has determined that it does not have a material impact on the Company's reported results of operations, financial positions or cash flows.

  In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not have any variable interest entities and FIN 46 does not therefore apply.

  Inventory

  Inventory is stated at the lower of cost or net realizable value. Cost is determined principally on the basis of first in, first out or standards that approximate average cost. Inventory consists of the following:

	June 30,	September 30,
	2003	2002
Finished goods	$ 16,130	$ 14,457
Raw materials	$ 12,592	12,445
	$ 28,722	$ 26,902

  Goodwill and Intangible Assets

  Pursuant to SFAS 142, the Company's goodwill is no longer amortized effective October 1, 2001 and the Company is required to perform a periodic impairment test for goodwill. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. To identify potential impairment, the fair value of each reporting unit is compared with its carrying amount including goodwill. If the fair value of the reporting unit is less than its carrying value, goodwill is deemed to be potentially impaired. The Company has completed this impairment test as of June 30, 2003 and has determined that goodwill has not been impaired.

  Amortizable intangible assets as of June 30, 2003 were as follows:

	Product		Total
	Specific		Intangible
	Assets	Trademarks	Assets
Net book value	$ 1,105,289	$ 23,395	$ 1,128,684

Accumulated amortization	$ 57,125	$ 3,729	$ 60,854

  These intangible assets are being amortized on a straight-line basis over 20 years, their estimated useful lives. Intangible asset amortization expense for the nine months ended June 30, 2003 and 2002 amounted to $27,711 and $13,980, respectively. Following is the estimated aggregate amortization expense for the Company's next five fiscal years:

Year Ending September 30,
2003	$42,356
2004	$59,500
2005	$59,500
2006	$59,500
2007	$59,500

  Following are the changes in goodwill during the nine months ended June 30, 2003:

Balance as of September 30, 2002	$242,208
Reduction of evaluation allowance for net operating loss carryforwards	11,349
Balance as of June 30, 2003	$ 230,859

  Debt

Credit Agreement Dated March 5, 2003

On March 5, 2003, the Company entered into a $450,000 credit agreement with ABN AMRO Bank N.V., Barclays Bank PLC and Bank of Ireland as original lenders. The agreement was made by Galen (Chemicals) Limited as borrower, and Galen Holdings PLC, Galen (UK) Limited and Galen Limited as original guarantors. The senior debt facility provides for a $100,000 multi-currency revolving facility, a $250,000 three-year term loan facility and a $100,000 five-year term loan facility. The term loan facilities were made available for the Company's acquisitions of Sarafem (R), Estrostep (R), Loestrin (R) and femhrt (R), and were drawn down by the Company in connection with these purchase transactions in the second and third quarters of fiscal year 2003. The $100,000 multi-currency revolving facility may be used for all general corporate and working capital purposes of the Company other than to finance the above-mentioned acquisitions and related expenses. This credit agreement places certain restrictive covenants on the Company and requires the Company to comply with certain financial covenants. It also contains certain events of default, which give the lenders the right to demand repayment of the amounts drawn down under the credit agreement. Interest is payable at a rate representing a margin which is initially 1.25 percent per annum (and which shall be adjusted from time to time according to compliance by the Company with certain financial covenants) above the London (or European in the case of an advance denominated in Euro) interbank offered rate plus mandatory costs. This credit agreement also contains certain warranties and indemnities which are not unusual for a facility of this nature. As of June 30, 2003, the Company had $100,000 available for use under the revolving facility.

Warner Chilcott Senior Notes due 2008

Warner Chilcott, Inc. ("WCI") at the time of its acquisition by Galen on September 29, 2000 had $200,000 principal amount of 12⅝% senior notes outstanding. The senior notes were issued by WCI in February 2000 and are unconditionally guaranteed by Warner Chilcott, plc ("Warner Chilcott"), WCI's direct parent. In March 2001, Galen unconditionally guaranteed the notes.

Interest payments on the notes are due semi-annually in arrears on February 15 and August 15. The senior notes are due in February 2008 and are redeemable prior to maturity at the option of WCI, in whole or part, beginning in February 2004 at redemption prices that decrease annually and range from 106.3125% to 100% of the principal amount of the senior notes plus accrued interest. The indenture governing the senior notes limits Warner Chilcott and its subsidiaries' ability to incur or guarantee additional debt, as well as to pay dividends or distributions on, or redeem or repurchase, capital stock.

The indenture governing the senior notes provides that upon a change of control, each note holder has the right to require WCI to repurchase their notes at a price equal to 101% of the principal amount plus accrued interest. Galen's acquisition of Warner Chilcott triggered the right of holders to require WCI to repurchase the senior notes. Approximately 20% of the note holders elected to tender their notes under this provision and, on December 13, 2000, Warner Chilcott purchased $40,300 principal amount of the notes. During the year ended September 30, 2002, Galen and its affiliates purchased a total of $111,300 of principal amount of the senior notes in privately negotiated transactions for $128,143 plus accrued interest. The Company may, from time to time depending on market conditions, purchase additional senior notes.

As of June 30, 2003, the notes are shown on Galen's consolidated balance sheet at $49,632, which reflects the estimated fair market value of the notes on the date that Galen acquired Warner Chilcott, adjusted for the $40,300 principal amount of notes redeemed in December 2000, Galen's purchase of $111,300 principal amount during the year ended September 30, 2002, and accumulated premium amortization.

6. Stock Compensation Plans

The following share option schemes were established in 1996:

* The Galen Approved Executive Share Option Scheme

* The Galen Unapproved Executive Share Option Scheme

* The Galen Savings Related Share Option Scheme

The Galen 2000 U.S. Option Scheme was established in 2000. The Galen Inc. Employee Stock Purchase Plan, established in 1998, was terminated upon disposal of our Clinical Trial Services business in May 2002.

The Company applies APB Opinion No. 25 in accounting for option grants under its share option schemes. Had the Company determined compensation expense based on the fair value based method of options and warrants issued at the grant date under SFAS 123, the Company's net income would have differed from the reported amounts as indicated below. The proforma net income shown below was used in determining the proforma net income per ADS.
	Nine Months Ended June 30,
	2003	2002
Net Income as reported	$65,520	$142,787
Add back: Compensation recognized
during the period, net of tax effect	242	243
Proforma compensation expense, net of tax effect	3,018	3,040
Proforma net income	$62,744	$139,990
Proforma net income per ADS:
Basic	$1.37	$3.02
Diluted	$1.36	$3.00
Weighted average ADS equivalents outstanding:
Basic	45,865,652	46,294,405
Diluted	46,041,946	46,611,068

SFAS 123 compensation cost was determined using the Black-Scholes option-pricing model. Following are the weighted average per share fair values for options issued during the periods indicated and the related assumptions used in the calculation of compensation cost under SFAS 123:
	For the Nine Months Ended June 30,
	2003	2002
Per share fair value of options	$11.04	$15.65
Option life	4.69 years	4.65 years
Risk free interest rate	3.1%	3.2%
Volatility	40.9%	41.0%
Dividend yield	0.46%	0.46%

  Acquisitions

In April 2003, the Company acquired the hormone therapy, femhrt (R), from Pfizer, Inc. ("Pfizer") for an initial cash consideration of approximately $162,000. Further contingent cash consideration of up to a maximum of $69,600 will become payable by Galen to Pfizer in the event that femhrt (R) retains market exclusivity during the life of its patent. Duramed Pharmaceutical, Inc. ("Duramed"), a wholly owned subsidiary of Barr Laboratories, manufactures and packages femhrt (R) under a supply agreement with Pfizer which has been assigned to Galen. This agreement continues until September 24, 2007 and provides for two additional one-year renewal terms. femhrt (R) is also packaged at Pfizer's manufacturing facility in Fajardo, Puerto Rico. Galen's purchase agreement for Estrostep (R) and Loestrin (R) includes a right of first refusal for a period of five years on any sale of the Fajardo facility by Pfizer. Galen acquired all of the intangible assets associated with the product including the trademark, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the product is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired product as the product purchase prices under the agreement approximates the price Galen would expect to pay third party contract manufacturers. The asset value has been increased to $185,000 in order to account for deferred taxes. The intangible assets are being amortized over 20 years, the product's estimated useful life.

In March 2003, the Company acquired two oral contraceptives, Estrostep (R) and Loestrin (R), from Pfizer, Inc. ("Pfizer") for an initial cash consideration of approximately $197,000. Further contingent cash consideration of up to a maximum of $55,400 will become payable by Galen to Pfizer in the event that Estrostep (R) retains market exclusivity during the life of its patent. The products are manufactured at Pfizer's manufacturing facility in Fajardo, Puerto Rico. Galen's purchase agreement includes a right of first refusal for a period of five years on any sale of the Fajardo facility by Pfizer. Galen entered into a transitional supply agreement with Pfizer in relation to these products, which will terminate upon the earlier of five years following the date of the agreement and four years from the expiration of a 90-day exclusive negotiation period following Pfizer's offer to sell the Fajardo facility to Galen. If Pfizer completes the sale of the Fajardo facility to Galen prior to this time, the transitional supply agreement will terminate upon the completion of such sale. The Company acquired all of the intangible assets associated with the products including the trademark, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the products is being accounted for as a purchase. The entire purchase price was allocated to the products, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired products as the product purchase prices under the agreement approximate the price Galen would expect to pay third party contract manufacturers. The asset value has been increased to $226,000 in order to account for deferred taxes. The intangible assets are being amortized over 20 years, the products' estimated useful lives.

In January 2003, the Company acquired the U.S. sales and marketing rights to Sarafem (R) from Eli Lilly and Company ("Lilly") for cash consideration of approximately $295,000. Sarafem (R) is a treatment for pre-menstrual dysphoric disorder ("PMDD"), a severe form of pre-menstrual syndrome. Galen entered into a three-year supply agreement with Lilly in relation to this product with no option to renew. The acquisition of the sales and marketing rights is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired product as the product purchase price under the agreement approximates the price Galen would expect to pay third party contract manufacturers. The asset value has been increased to $338,000 in order to account for deferred taxes. The intangible assets are being amortized over 20 years, the estimated useful life of the sales and marketing rights.

In March 2002, Galen acquired Duricef (R), an antibiotic, and Moisturel (R), a moisturizing skin cream, from Bristol-Myers Squibb for approximately $40,440. The asset value has been increased by an additional $5,700 for deferred taxes. Galen acquired rights to all of the intangible assets associated with these products including the trademark, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the products is being accounted for as a purchase. The entire purchase price was allocated to the products, and no goodwill was recorded. The intangible assets are being amortized over 20 years, the products' estimated useful lives.

Unaudited Pro Forma Information

The following unaudited pro forma information for the nine months ended June 30, 2003 and 2002 presents the Company's results of operations assuming the Company's acquisition of Estrostep (R), Loestrin (R) and femhrt® and the sales and marketing rights to Sarafem (R) were completed as of October 1, 2001. These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense, increased interest expense on acquisition debt and related adjustments. They do not purport to be indicative of the results of operations that actually would have resulted had the transactions occurred as of October 1, 2001, or of future results of operations of the consolidated entities.

	Nine months Ended June 30,
	2003		2002
	Actual	Pro Forma	Actual	Pro Forma

Revenue	$293,592	$423,467	$174,186	$410,500
Net Income	$65,520	$103,522	$142,787	$208,479
Net income per ADS - Basic	$1.43	$2.26	$3.08	$4.50
Net income per ADS - Diluted	$1.42	$2.25	$3.06	$4.47
Weighted average ADS equivalents outstanding:
Basic	45,865,652	45,865,652	46,294,405	46,294,405
Diluted	46,041,946	46,041,946	46,611,068	46,611,068

  Co-Promotion Agreement

  On April 2, 2003, the Company entered into a co-promotion agreement with Bristol-Myers Squibb Company ("BMS") for Dovonex® in the United States. Dovonex® (calcipotriene) is a treatment for mild to moderate psoriasis and is currently marketed by BMS under license from LEO Pharma A/S ("LEO"). Under the co-promotion agreement with BMS, Galen will receive fees based on a sales structured formula. In addition, Galen has also entered into an option agreement with BMS whereby, Galen can offer under pre-negotiated terms to purchase BMS's rights to Dovonex® on August 1, 2003, 2004 and 2005. If Galen exercises its option on August 1, 2005, BMS will be obligated to conclude the sale. The co-promotion agreement terminates on the earlier of December 31, 2007 or upon the purchase of BMS's rights by Galen. Concurrent with these agreements with BMS, Galen entered into a development agreement with LEO to develop Dovobet® , LEO's combination product containing calcipotriene and betamethasone dipropionate, for the United States market.

  Divestitures

  During the year ended September 30, 2002, the Company disposed of its Pharmaceutical Services business segment, which consisted of Chemical Synthesis Services ("CSS"), Clinical Trial Services ("CTS") and Interactive Clinical Technologies ("ICTI"). These businesses provided technology-based research and development services to the pharmaceutical industry. Companies controlled by Dr. Allen McClay, the founder, former President, former executive director of Galen and a significant shareholder, acquired CSS, CTS and ICTI. As part of the sale of CSS, Mr. Alan Armstrong, President of Galen's Pharmaceutical Services division, resigned from his position as an executive, as well as his Galen directorship. The Company received net proceeds of approximately $229,000 from the sales of CSS, CTS and ICTI. The Company has used the proceeds from these transactions to pursue selected product acquisitions (see note 7 above) and strategic opportunities, and for general corporate purposes.

  The Company reported a net pre-tax gain of $104,984 from the disposal of this business segment, which was included in the Company's Statement of Operations for year ended September 30, 2002.

  Earnings Per Share

  Basic net income per ordinary share (and ADS) is based on the income available to ordinary shareholders divided by the weighted average number of ordinary shares (and equivalent ADSs) outstanding during the period. Diluted income per share is computed by adjusting the weighted average number of ordinary shares (and equivalent ADSs) outstanding during the period for potentially dilutive rights to acquire ordinary shares or ADSs that were outstanding during the period. The dilution attributable to rights to acquire shares is computed using the treasury stock method and depends upon the market price of the Company's shares during the period.

  Shares held in the Employee Share Trust are excluded from these calculations. The following table sets forth the computation for each of these calculations:
	Three months ended June 30,		Nine months ended June 30,
	2003	2002	2003	2002
Numerator for basic and diluted net income per
per ordinary share and ADS	$ 30,883	$ 113,000	$ 65,520	$ 142,787
Weighted average number of ordinary shares (basic)	183,472,269	185,181,122	183,462,609	185,177,622
Effect of dilutive stock options	964,675	847,888	705,177	1,266,650
Weighted average number of ordinary shares (diluted)	184,436,944	186,029,010	184,167,786	186,444,272
Basic and diluted net income per Ordinary Share	$ 0.17	$ 0.61	$ 0.36	$ 0.77
Weighted average number of equivalent ADSs (basic)	45,868,067	46,295,280	45,865,652	46,294,405
Effect of dilutive stock options	241,169	211,972	176,294	316,663
Weighted average number of equivalent ADSs (diluted)	46,109,236	46,507,252	46,041,946	46,611,068
Basic net income per ADS	$ 0.67	$ 2.44	$ 1.43	$ 3.08
Diluted net income per ADS	$ 0.67	$ 2.43	$ 1.42	$ 3.06

  Contingencies

  We are involved in various legal proceedings of a nature considered normal to our business including product liability and other matters. In the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, established reserves, or would not have a material adverse effect on our financial condition or our results of operations.

  Income Taxes

  Galen operates primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in both the current and prior year periods. The federal statutory rate in the U.S. was 35% in both periods. In the Republic of Ireland, the statutory rate was 13% in the current period and 17% in the prior year period. The Company's effective tax rate was 29% in the current period and 18% in the prior year period. One of the primary factors contributing to the increased rate in the current period was the impact of unusually high promotion and advertising costs which were incurred by the Company's subsidiary in the Republic of Ireland during the current period. These costs were associated with our June 2003 launch of Femring (R). A lesser current period interest expense incurred by the Company's U.S. subsidiary, as compared to the prior year period, also significantly contributed to the Company's higher effective tax rate.

  Consolidating Schedule

  Following are consolidating schedules reflecting Balance Sheet and Statement of Operations information for the Company as of June 30, 2003 and for the three and nine months ended June 30, 2003 and 2002:

	Galen	Warner	Warner	Subsidiary	Elimination
	Holdings PLC	Chilcott, plc	Chilcott, Inc.	Companies	Entries	Consolidated
JUNE 30, 2003
Balance Sheet Data:
Assets
Cash and cash equivalents	$ 1,508	$ -	$ 79,748	$ 26,523	$ -	$ 107,779
Accounts receivable, net	-	-	46,784	12,256	-	59,040
Inventories	-	-	64,952	(36,230)	-	28,722
Inter-company receivable (payable)	511,753	(20,713)	3,047	(494,087)	-	-
Other assets	5,853	-	11,381	7,123	(5,308)	19,049
Current assets	$ 519,114	$ (20,713)	$ 205,912	$ (484,415)	$ (5,308)	$ 214,590
Property, plant and equipment, net	$ -	$ -	$ 2,946	$ 63,931	$ -	$ 66,877
Intangible assets (net) & goodwill	$ -	$ -	$ 357,866	$ 1,001,677	$ -	$ 1,359,543
Investment in Warner Chilcott notes	$ 48,654	$ -	$ -	$ 71,143	$ (119,797)	$ -
Investment in subsidiaries	$ 402,733	$ 185,593	$ -	$ -	$ (588,326)	$ -
Liabilities and Equity
Current liabilities	$ 5,664	$ -	$ 62,834	$ 174,774	$ (5,269)	$ 238,003
Long-term liabilities	$ -	$ -	$ 171,158	$ 236,765	$ (114,149)	$ 293,774
Deferred income taxes	$ 1,015	$ -	$ (4,065)	$ 133,552	$ 1,436	$ 131,938
Other non-current liabilities	$ -	$ -	$ -	$ 6,180	$ -	$ 6,180
Shareholders' equity	$ 963,822	$ 164,880	$ 336,797	$ 101,065	$ (595,449)	$ 971,115
THREE MONTHS ENDED JUNE 30, 2003
Statement of Operations Data:
Product Revenue	$ -	$ -	$ 115,514	$ 20,226	$ -	$ 135,740
Operating Expenses
Cost of goods sold (excluding depreciation shown separately below)
	-	-	75,807	(53,752)	-	22,055
Selling, general and administrative	-	-	21,194	20,624	-	41,818
Research and development	-	-	204	8,504	-	8,708
Depreciation	-	-	188	1,383	-	1,571
Amortization	-	-	2,642	11,560	-	14,202
Total operating expenses	-	-	100,035	(11,681)	-	88,354
Other income (expense)	1,123	-	(5,010)	(387)	518	(3,756)
Provision for income taxes	337	-	4,174	7,739	497	12,747
Net Income (Loss)	$ 786	$ -	$ 6,295	$ 23,781	$ 21	$ 30,883
	Galen	Warner	Warner	Subsidiary	Elimination
	Holdings PLC	Chilcott, plc	Chilcott, Inc.	Companies	Entries	Consolidated
Statement of Operations Data:
Product Revenue	$ -	$ -	$ 237,999	$ 55,593	$ -	$ 293,592
Operating Expenses
Cost of goods sold (excluding depreciation shown separately below)	-	-	128,739	(75,721)	-	53,018
Selling, general and administrative
	-		65,637	28,432	-	94,069
Research and development	-	-	1,437	19,358	-	20,795
Depreciation	-	-	543	3,999	-	4,542
Amortization	-	-	7,926	19,785	-	27,711
Total operating expenses	-	-	204,282	(4,147)	-	200,135
Other income (expense)	3,384	-	(15,333)	6,243	1,399	(4,307)
Provision for income taxes	1,015	-	7,357	13,822	1,436	23,630
Net Income (Loss)	$ 2,369	$ -	$ 11,027	$ 52,161	$ (37)	$ 65,520
THREE MONTHS ENDED JUNE 30, 2002
Statement of Operations Data:
Product Revenue	$ -	$ -	$ 46,903	$ 15,729	$ -	$ 62,632
Operating Expenses
Cost of goods sold (excluding depreciation shown separately below)
Selling, general and administrative	-	-	15,555	(3,783)	-	11,772
	4,964	78	12,852	1,885	-	19,779
Research and development	-	-	885	4,753	-	5,638
Depreciation	-	-	182	1,183	-	1,365
Amortization	-	-	2,679	2,474	-	5,153
Total operating expenses	4,964	78	32,153	6,512	-	43,707
Other income (expense)	91,312	-	(1,862)	(87,910)	(12,930)	(11,390)
Provision for income taxes	-	-	5,233	(3,898)	-	1,335
Discontinued operations	110,523	-	-	(3,723)	-	106,800
Net Income (Loss)	$ 196,871	$ (78)	$ 7,655	$ (78,518)	$ (12,930)	$ 113,000

	Galen	Warner	Warner	Subsidiary	Elimination
	Holdings PLC	Chilcott, plc	Chilcott, Inc.	Companies	Entries	Consolidated
Statement of Operations Data:
Product Revenue	$ -	$ -	$ 126,692	$ 47,494	$ -	$ 174,186
Operating Expenses
Cost of goods sold (excluding depreciation shown separately below)	-	-	43,040	(7,304)	-	35,736
Selling, general and administrative
	2,226	78	37,362	18,229	-	57,895
Research and development	-	-	1,604	12,805	-	14,409
Depreciation	-	-	511	3,411	-	3,922
Amortization	-	-	8,038	5,942	-	13,980
Total operating expenses	2,226	78	90,555	33,083	-	125,942
Other income (expense)	93,314	-	(13,167)	(86,078)	(12,930)	(18,861)
Provision for income taxes	-	-	9,217	(1,319)	-	7,898
Discontinued operations	107,957	-	-	13,345	-	121,302
Net Income (Loss)	$ 199,045	$ (78)	$ 13,753	$ (57,003)	$ (12,930)	$ 142,787

  Segment Information

The company now consists of one operating segment for internal financial reporting purposes. Following is selected information for the periods indicated:

  Geographical analysis by country of origin
	Three Months Ended		Nine months Ended
	June 30,		June 30,
	2003	2002	2003	2002
Revenue
United States	$115,393	$47,525	$237,765	$128,356
United Kingdom and all other	20,347	15,107	55,827	45,830
	$135,740	$62,632	$293,592	$174,186

  Product revenue
	Three Months Ended		Nine months Ended
	June 30,		June 30,
	2003	2002	2003	2002

Pharmaceutical products, net sales
Doryx (R)	12,680	10,246	43,786	31,850
Duricef (R) and Moisturel (R)	6,613	4,806	18,201	4,806
Estrace (R) cream	11,737	10,189	32,601	27,317
Estrace (R) tablets	6,058	5,408	18,971	16,817
Estrostep®	11,301	-	11,301	-
femhrt®	9,141	-	9,141	-
Femring®	1,683	-	1,683	-
Loestrin®	16,659	-	16,659	-
Ovcon (R)	15,572	13,205	41,321	33,816
Sarafem (R)	21,947	-	37,321	-
Other U.K. products	17,685	15,107	53,165	45,830
Other U.S. products	2,002	3,671	6,780	13,750
All other	2,662	-	2,662	-
	135,740	62,632	293,592	174,186

B. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations of Galen should be read in conjunction with the consolidated unaudited financial statements and notes thereto, appearing in Section I-A of this Form 6-K. The financial data analyzed in this discussion has been prepared in accordance with U.S. GAAP. In addition, the following discussion does not include the results from our discontinued operations, unless otherwise indicated.

Overview

Galen is a specialty pharmaceutical company focused on women's healthcare and dermatology. We develop, manufacture, supply and market branded prescription pharmaceutical products in the United Kingdom, the Republic of Ireland and the United States. An important part of our strategy is to develop and commercialize pharmaceutical products based on innovative formulations and novel drug delivery technology, particularly our proprietary vaginal ring technology. Our vaginal ring is able to deliver a wide range of medicines to the patient over periods of up to three months.

Our principal products include, in alphabetical order:

* Doryx (R), an oral antibiotic marketed for adjunctive therapy in the treatment off severe acne, licensed from FH Faulding & Co Limited;

* Dovonex (R), a treatment for mild to moderate psoriasis, marketed by us under a co-promotion agreement with Bristol-Myers Squibb Company, ("BMS") and under license from LEO Pharma A/S;

* Duricef (R), an oral cephalosporin antibiotic, acquired from BMS in March 2002;

* Estrace (R) cream, a locally applied estrogen for the treatment of vulval and vaginal atrophy, acquired from BMS in February 2000;

* Estrace (R) tablets, an estrogen replacement therapy product, acquired from BMS in June 2001;

* Estrostep (R), an oral contraceptive, acquired from Pfizer Inc. ("Pfizer") in March 2003;

* femhrt (R), a hormone replacement therapy, acquired from Pfizer in April 2003;

* Femring® (marketed as Menoring (R) in the U.K.), our estrogen replacement vaginal ring;

* Loestrin (R)1/20 and Loestrin (R)1.5/30, both oral contraceptives, acquired from Pfizer in March 2003;

* Ovcon (R) 35 and Ovcon (R) 50, both oral contraceptives, also acquired from BMS in February 2000;

* Sarafem (R), a treatment for premenstrual dysphoric disorder, acquired from Eli Lilly and Company ("Lilly") in January 2003;

We have a pipeline of products in development principally for the U.S. market, including a number of products utilizing the vaginal ring drug delivery technology.

Through our U.S. sales force of approximately 340 representatives, we market our portfolio of branded pharmaceutical products. We believe we have one of the largest women's healthcare sales forces calling on physician specialists including obstetrician/gynecologists and dermatologists in the United States. Our sales force of approximately 45 representatives in the U.K. and Republic of Ireland, market our product portfolio through direct contact with general practitioners, community pharmacists and hospital consultants.

We manufacture finished pharmaceutical products for our U.K. products business at our facilities in Craigavon and Larne, Northern Ireland. While we manufacture most of the products that we market in the United Kingdom, certain of our U.K. pharmaceutical products are manufactured for us under contracts with third parties. All of our U.S. pharmaceutical products are manufactured for us under contracts with third parties, with the exception of Femring® which we manufacture in our Larne facility in Northern Ireland. The FDA recently approved the marketing of Femring® in the United States, and we launched Femring® in June 2003.

For the period under review, our consolidated results of operations should be considered in light of the following specific factors.

Effect of the Acquisition of Warner Chilcott. On September 29, 2000, we acquired Warner Chilcott, a U.S. based developer and marketer of branded prescription pharmaceutical products for $325.5 million. The acquisition, accounted for as a purchase, has and will continue to affect our results of operations. We recognized intangible assets in the amount of $199.9 million related to the Ovcon (R) 35, Ovcon (R) 50 and Estrace (R) cream products of Warner Chilcott together with $20.9 million attributed to the value of core developed technology, and we amortize these amounts over a period of 20 years.

In February 2000, Warner Chilcott, Inc. issued $200 million principal amount of 12⅝% senior notes due 2008. After certain bondholders exercised their repurchase rights in connection with the acquisition of Warner Chilcott, $159.7 million of senior notes remained outstanding. During the year ended September 30, 2002, we repurchased $111.3 million of principal amount of senior notes in privately negotiated transactions. We may, from time to time depending on market conditions, continue to repurchase Warner Chilcott's senior notes in the open market.

Effect of Acquisitions and Disposals. We have expanded our portfolio of branded pharmaceutical products since we acquired Warner Chilcott in 2000 and intend to continue to evaluate attractive product acquisition opportunities in the future. In January 2003, we acquired the U.S. sales and marketing rights to Sarafem (R) from Lilly for approximately $295 million. This acquisition was financed with cash on hand. In March 2003, we acquired two oral contraceptives, Estrostep (R) and Loestrin (R), from Pfizer for an initial cash consideration of approximately $197 million. In April 2003, we acquired femhrt (R) from Pfizer for an initial cash consideration of approximately $162 million. The acquisition of these three products from Pfizer was financed through a combination of existing cash on hand and debt.

We also disposed of our pharmaceutical services business during our fiscal year 2002, which had been established to provide technology-based research and development services to the pharmaceutical industry. In December 2001, we sold our Chemical Synthesis Services, ("CSS"), business for $36 million to companies controlled by Dr. Allen McClay, the founder, former President, former executive director of Galen and a significant shareholder. As part of the transaction, Alan Armstrong, President of Galen's Pharmaceutical Services division, resigned from our Board and from his position as an executive director of the Company. In May 2002, we sold our Clinical Trials Services, ("CTS") business to companies controlled by Dr. McClay for approximately $183 million. In August 2002, we sold our Interactive Clinical Technologies, ("ICTI") business for $16 million to a company controlled by Dr. McClay. We have used the net proceeds from these transactions to pursue selected product acquisitions and strategic opportunities, and for general corporate purposes. The following discussion does not include the results from our discontinued businesses unless otherwise indicated. A consequence of our acquisition strategy is that our results of operations may not be comparable to prior periods.

Effect of Currency Fluctuations. Our revenue streams and operating expenses are denominated in two primary currencies: the U.S. dollar and the pound sterling. With the acquisition of Warner Chilcott, an increasing proportion of our revenue is earned in U.S. dollars (81% in the nine months ended June 30, 2003 and 74% in the nine months ended June 30, 2002). We translate revenue earned in pounds sterling to U.S. dollars in our financial statements at the average exchange rate for the relevant period. Substantially all of our operating expenses in the United States are denominated in U.S. dollars and our capital investment in the United States has been funded by U.S. dollar borrowings. Changes in exchange rates between the U.S. dollar and the pound sterling will affect our results of operations. A material appreciation of the U.S. dollar against the pound sterling would reduce our U.S. dollar reported earnings; while the depreciation of the U.S. dollar against the pound sterling would increase our U.S. dollar reported earnings.

Critical Accounting Policies

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. Our significant policies are described in Note 1 to the consolidated financial statements included in our U.S. 2002 Annual Report.

Impairment of Goodwill

We periodically evaluate acquired businesses for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses. We have completed our impairment test as of June 30, 2003 and have determined that goodwill has not been impaired. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment would affect our financial condition and results of operations.

Impairment of Definite Lived Intangible Assets

We assess the impairment of definite lived intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors which we consider could trigger an impairment review include but are not limited to the following: (i) significant negative industry or economic trends (ii) current, historical or projected losses that demonstrate continuing losses. When we determine that there is an indicator that the carrying value of definite lived intangible assets may not be recoverable, we measure impairment based on estimates of future cashflow. These estimates include assumptions about future conditions within the Company and the industry. If actual cashflows differ from those projected by management, additional write-offs may be required.

Allowance for Doubtful Accounts

We record an allowance for estimated bad debts included in our accounts receivable. This allowance is determined based on our historical collection and write-off experience. An allowance is also made for customer accounts for which we believe that collectibility is doubtful. Management's judgment is a key factor in determining this allowance and, as such, additional allowances may be required.

Inventory

Our inventory is stated at the lower of cost or net realizable value. Cost is determined on a first in, first out basis and includes transportation and handling costs. In the case of manufactured products, cost includes material, labor and applicable manufacturing overhead. Provisions are made for obsolete, slow moving or defective items where appropriate. The provisioning process requires the use of management's judgment.

New Accounting Pronouncements

Please refer to Note 2 of the consolidated financial statements included in I. Financial Information.

Results of Operations

Three months ended June 30, 2003 and 2002.

Revenue. Revenue from continuing operations of $135.7 million for the three months ended June 30, 2003 ("third quarter fiscal 2003") increased $73.1 million, or 116.7%, from $62.6 million for the three months ended June 30, 2002 ("third quarter fiscal 2002"). Our continuing operations represent our pharmaceutical products business, which includes the development, promotion and sale of branded prescription products in the United States, United Kingdom and the Republic of Ireland. More than 85% of our third quarter fiscal 2003 revenue from continuing operations was generated in the United States. A significant part of the increase in our revenue from continuing operations was the result of our newly acquired products. Our results for the third quarter fiscal 2003 include a total of $21.9 million in revenue for Sarafem (R), the U.S. sales and marketing rights of which we acquired on January 22, 2003. Estrostep (R) and Loestrin (R), acquired by us on March 27, 2003, generated a total of $11.3 million and $16.7 million, respectively, in revenue during the third quarter fiscal 2003. Lastly, we acquired femhrt (R) on April 17, 2003 for which a total of $9.1 million in revenue was earned in the third quarter fiscal 2003. No revenue for these newly acquired products was recorded in the third quarter fiscal 2002. Three of our products promoted by our salesforce, Ovcon (R), Estrace (R) cream, and Doryx (R), also contributed to our improved results. Revenue for these products totaled $40.0 million for the third quarter fiscal 2003, an increase of $6.4 million, or 18.9%, compared to third quarter fiscal 2002 revenue of $33.6 million.

Gross profit and gross margin. Gross profit of $113.7 million for the third quarter fiscal 2003 increased $62.8 million, or 123.5%, from $50.9 million in the third quarter fiscal 2002. This increase corresponds with the increase in revenues from our branded pharmaceutical products in the United States. Our gross margin was 83.8% in the third quarter fiscal 2003 as compared to 81.2% in the third quarter fiscal 2002.

Selling, general and administrative expenses. Selling, general and administrative expenses of $41.8 million increased $22.0 million, or 111.4%, from $19.8 million in the third quarter fiscal 2002 primarily due to increased selling, advertising and promotion costs incurred as we expanded our sales force and increased spending on promoting our broadened product portfolio. Included in the increase in our promotion and advertising costs was $6.0 million associated with our June 2003 U.S. launch of Femring (R). The average number of our U.S. sales representatives increased more than 50% from the third quarter fiscal 2002 as we ended the current quarter with approximately 340 U.S. sales representatives.

Research and development. Research and development expenses of $8.7 million increased $3.1 million, or 54.5%, from $5.6 million in the third quarter fiscal 2002 as we continued development of our pipeline of products. During the third quarter fiscal 2003 we continued clinical work on our oral estradiol acetate product (Femtrace (TM)) for the treatment of the symptoms of menopause, and our vaginal ring containing metronidazole (MetroRing (TM)) for the treatment of bacterial vaginosis. We expect to file New Drug Applications (" NDAs") for Femtrace (TM) and for a new formulation of Doryx (R) by the end of our fourth quarter fiscal 2003. We anticipate filing an NDA for MetroRing (TM)during the first half of the calendar year 2004.

Depreciation and amortization. Depreciation expense of $1.6 million was consistent with expense reported in the third quarter fiscal 2002. Amortization expense of $14.2 million increased $9.0 million from $5.2 million in the third quarter fiscal 2002. This increase was primarily due to the amortization of Estrostep (R) and Loestrin (R) acquired in March 2003, femhrt (R) acquired in April 2003 and the U.S. sales and marketing rights to Sarafem (R), acquired in January 2003.

Interest income and interest expense. Interest income of $0.2 million decreased $2.2 million, or 93.2%, from $2.4 million in the third quarter fiscal 2002 as funds on hand were significantly less during the third quarter fiscal 2003. During the second and third quarters of our fiscal year 2003, we acquired femhrt (R), Estrostep (R), Loestrin (R) and the U.S. sales and marketing rights for Sarafem (R) for a total of approximately $654 million. These transactions were financed from cash on hand and the drawdown of approximately $350 million in senior debt, part of a new $450 million facility put in place during the second quarter of our fiscal year 2003. Interest expense of $3.9 million decreased $9.9 million, or 71.6%, from $13.8 million in the third quarter fiscal 2002. This decrease is primarily due to costs totaling $9.6 million, associated with our early retirement of debt, which are included in our results for the third quarter fiscal 2002. Similar costs were not incurred in the third quarter fiscal 2003. These costs were associated with our third quarter fiscal 2002 purchase of $66.3 million principal amount of our Warner Chilcott Senior Notes due 2008 ("Notes") acquired as part of the Warner Chilcott transaction. We purchased the Notes in privately negotiated transactions. Interest expense associated with our drawdown during the current quarter of approximately $350 million in senior debt more than offset the reduction in interest expense related to our purchase of the Notes. The average principal amount outstanding during the third quarter fiscal 2002 was $97 million, compared to a balance of $48.4 million during the entire third quarter fiscal 2003.

Provision for income taxes. Taxes of $12.7 million increased $11.4 million from $1.3 million in the third quarter fiscal 2002. We operate primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in both the 2003 and 2002 third fiscal quarters. The federal statutory rate in the U.S. was 35% in both the 2003 and 2002 third fiscal quarters. In the Republic of Ireland, the statutory rate was 13% in the third quarter fiscal 2003 and 17% in the third quarter fiscal 2002. Our effective tax rate was 29% in the third quarter fiscal 2003 and 18% in the third quarter fiscal 2002. One of the primary factors contributing to the increased rate in the third quarter fiscal 2003 was the impact of unusually high promotion and advertising costs which were incurred by our subsidiary in the Republic of Ireland during the current period. These costs were associated with our June 2003 launch of Femring (R). Due to the deductibility of interest expense, a lesser current period interest expense incurred by our U.S. subsidiary, as compared to the third quarter fiscal 2002, also significantly contributed to our higher effective tax rate.

Discontinued Operations. Discontinued operations represents third quarter fiscal 2002 results for ICTI (sold as of August 23, 2002) and CTS (sold as of May 31, 2002), both of which were components of our pharmaceutical services business. No results for discontinued operations were recorded for the third quarter fiscal 2003 as our discontinued operations were disposed of in entirety by the end of our fiscal year 2002.

Net income. Due to the factors set forth above, we reported net income of $30.9 million as compared to $113.0 million in the third quarter fiscal 2002. Our discontinued operations accounted for $106.8 million of our net income for the third quarter fiscal 2002. Net income from continuing operations per ADS was $0.67, compared to $0.16 in the third quarter fiscal 2002, on both a basic and diluted basis. The weighted average number of ADS equivalent shares outstanding decreased by 0.4 million due to our repurchase of 0.5 million ADS equivalents in the last quarter of our fiscal year 2002.

Nine months ended June 30, 2003 and 2002.

Revenue. Revenue from continuing operations of $293.6 million for the nine months ended June 30, 2003 increased $119.4 million, or 68.6%, from $174.2 million for the nine months ended June 30, 2002. Our continuing operations represent our pharmaceutical products business, which includes the development, promotion and sale of branded prescription products in the United States, United Kingdom and the Republic of Ireland. Approximately 81% of our current period revenue from continuing operations was generated in the United States. A significant part of the increase in our revenue from continuing operations was the result of our newly acquired products. Our results for the nine months ended June 30, 2003 include a total of $37.3 million in revenue for Sarafem (R), the U.S. sales and marketing rights of which we acquired on January 22, 2003. Estrostep (R) and Loestrin (R), acquired by us on March 27, 2003, generated a total of $11.3 million and $16.7 million, respectively, in revenue during the nine months ended June 30, 2003. Lastly, we acquired femhrt (R) on April 17, 2003 for which a total of $9.1 million in revenue was earned during the nine months ended June 30, 2003. No revenue for these newly acquired products was recorded in the nine months ended June 30, 2002. Three of our products promoted by our salesforce, Ovcon (R), Estrace (R) cream, and Doryx (R), also contributed to our improved results. Revenue for these products totaled $117.7 million for the nine months ended June 30, 2003, an increase of $24.7 million, or 26.6%, compared to nine months ended June 30, 2002 revenue of $93 million.

Gross profit and gross margin. Gross profit of $240.6 million for the nine months ended June 30, 2003 increased $102.1 million, or 73.8%, from $138.5 million in the nine months ended June 30, 2002. This increase corresponds with the increase in revenues from our branded pharmaceutical products in the United States. Our gross margin was 81.9% in the nine months ended June 30, 2003 as compared to 79.4% in the nine months ended June 30, 2002.

Selling, general and administrative expenses. Selling, general and administrative expenses of $94.1 million increased $36.2 million, or 62.5%, from $57.9 million in the nine months ended June 30, 2002 primarily due to increased selling, advertising and promotion costs incurred as we expanded our sales force and increased spending on promoting our broadened product portfolio. Included in the increase in our promotion and advertising costs is $11.5 million associated with our June 2003 U.S. launch of Femring (R). The average number of our U.S. sales representatives increased more than 50% from the nine months ended June 30, 2002 as we ended the current period with approximately 340 U.S. sales representatives.

Research and development. Research and development expenses of $20.8 million increased $6.4 million, or 44.3%, from $14.4 million in the nine months ended June 30, 2002 as we continued development of our pipeline of products. During the nine months ended June 30, 2003 we continued clinical work on our oral estradiol acetate product (Femtrace (TM)) for the treatment of the symptoms of menopause, and our vaginal ring containing metronidazole (MetroRing (TM)) for the treatment of bacterial vaginosis. We expect to file NDAs for Femtrace (TM) and for a new formulation of Doryx (R) by the end of our fourth quarter fiscal 2003. We anticipate filing an NDA for MetroRing (TM) during the first half of the calendar year 2004. We received final approval by the United States Food and Drug Association (FDA) for Femring (R), our first vaginal ring product to be approved in the United States, in the second quarter of our fiscal year 2003. Also during the current period, we received an approvable letter from the FDA for our new Ovcon (R) product.

Depreciation and amortization. Depreciation expense of $4.5 million was consistent with expense reported in the nine months ended June 30, 2002. Amortization expense of $27.7 million increased $13.7 million from $14 million in the nine months ended June 30, 2002. This increase was primarily due to the amortization of Estrostep (R) and Loestrin (R) acquired in March 2003, femhrt (R) acquired in April 2003, the U.S. sales and marketing rights to Sarafem (R), acquired in January 2003 and Duricef (R) and Moisturel (R), acquired in March 2002.

Interest income and interest expense. Interest income of $2.9 million decreased $4.1 million, or 58.9%, from $7 million in the nine months ended June 30, 2002 as funds on hand were significantly less during the nine months ended June 30, 2003. During the second and third quarters of our fiscal year 2003, we acquired femhrt (R), Estrostep (R), Loestrin (R) and the U.S. sales and marketing rights for Sarafem (R) for a total of approximately $654 million. These transactions were financed from cash on hand and the drawdown of approximately $350 million in senior debt, part of a new $450 million facility put in place during the second quarter of our fiscal year 2003. Interest expense of $7.2 million decreased $18.7 million, or 72.2%, from $25.8 million in the nine months ended June 30, 2002. This decrease was primarily due to costs totaling $12.0 million, associated with our early retirement of debt, which are included in our results for the nine months ended June 30, 2002. Similar costs were not incurred in the nine months ended June 30, 2003. These costs were the result our third and fourth quarter fiscal 2002 purchase of $91.3 million principal amount of our Warner Chilcott Senior Notes due 2008 ("Notes") acquired as part of the Warner Chilcott transaction. We purchased the Notes in privately negotiated transactions. Interest expense associated with our drawdown during the current period of approximately $350 million in senior debt more than offset the reduction in interest expense related to our purchase of the Notes. The average principal amount outstanding during the nine months ended June 30, 2002 was $131 million, compared to a balance of $48.4 million during the entire nine months ended June 30, 2003.

Provision for income taxes. Taxes of $23.6 million increased $15.7 million from $7.9 million in the nine months ended June 30, 2002. We operate primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in both the 2003 and 2002 periods. The federal statutory rate in the U.S. was 35% in both the 2003 and 2002 periods. In the Republic of Ireland, the statutory rate was 13% in the current period and 17% in the prior year period. Our effective tax rate was 27% in the current and prior year periods.

Discontinued Operations. Our discontinued operations represented our pharmaceutical services businesses, which were ICTI (sold as of August 23, 2002), CTS (sold as of May 31, 2002) and CSS (sold as of December 31, 2001). In the nine months ended June 30, 2002, we reported a gain of $114.0 million representing the sale of CTS and CSS. Also included in our results was income from discontinued operations totaling $7.3 million, net of taxes of $4.8 million, representing results for CTS and CSS through the respective dates of sale, and results for ICTI for the nine months ended June 30, 2002. No results for discontinued operations were recorded for the nine months ended June 30, 2003 as our discontinued operations were disposed of in entirety by the end of our fiscal year 2002.

Net income. Due to the factors set forth above, we reported net income of $65.5 million as compared to $142.8 million in the nine months ended June 30, 2002. Our discontinued operations accounted for $121.3 million of our net income for the nine months ended June 30, 2002. Net income from continuing operations per ADS was $1.43 (basic) and $1.42 (diluted), compared to $0.46 (basic and diluted) in the prior year period. The weighted average number of ADS equivalent shares outstanding decreased by 0.4 million due to our repurchase of 0.5 million ADS equivalents in the last quarter of our fiscal year 2002.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements, except for operating leases considered normal to our business.

Liquidity and Capital Resources

We ended the third quarter of our fiscal year 2003 with $107.8 million cash on hand as compared to $313 million at September 30, 2002. During the second and third quarters of our fiscal year 2003, we acquired femhrt (R), Estrostep (R), Loestrin (R) and the U.S. sales and marketing rights for Sarafem (R) for a total of approximately $654 million. These transactions were financed from cash on hand and the drawdown of approximately $350 million in senior debt, part of a new $450 million facility put in place during the second quarter of our fiscal year 2003.

Our net cash provided by operating activities of $127.7 million in the nine months ended June 30, 2003 increased $71.7 million, or 128.0%, from $56.0 million in the nine months ended June 30, 2002. This increase reflects the continuing increase in our revenue from our branded pharmaceutical products, augmented by cash generated from sales of our newly acquired products. Our working capital movement, excluding cash, as of June 30, 2003 reflects an increase of $49.3 million in accounts payable and accrued liabilities compared to September 30, 2002. These increases in current liabilities were offset by increases of $31.5 million in accounts receivable and $1.8 million in inventory. All significant movements in working capital were related to our recently expanded product portfolio. Our net debt as of June 30, 2003 was $289.2 million, and consists of $347.4 million in term loans, $49.6 million in senior notes less $107.8 million in cash.

On March 5, 2003, we entered into the above mentioned $450 million facility with ABN AMRO Bank N.V., Barclays Bank PLC and Bank of Ireland as original lenders. This senior debt facility provides for a $100,000 multi-currency revolving facility, a $250,000 three-year term loan facility and a $100,000 five-year term loan facility. The term loan facilities were made available to us in connection with our acquisitions of Sarafem (R), Estrostep (R), Loestrin (R) and femhrt (R), and have been drawn down by us in the second and third quarters of our fiscal year 2003 as we completed these purchase transactions. We may use the $100,000 multi-currency revolving facility for all general corporate and working capital purposes other than to finance the above-mentioned acquisitions and related expenses. This credit agreement places certain restrictive covenants on Galen and requires us to comply with certain financial covenants. It also contains certain events of default, which give the lenders the right to demand repayment of the amounts drawn down under the credit agreement. Interest is payable at a rate representing a margin which is initially 1.25 percent per annum (and which shall be adjusted from time to time according to compliance by Galen with certain financial covenants) above the London (or European in the case of an advance denominated in Euro) interbank offered rate plus mandatory costs. This credit agreement also contains certain warranties and indemnities which are not unusual for a facility of this nature. As of June 30, 2003, we had $100,000 available for use under the revolving facility.

There is no significant seasonality to our funding requirements, and we believe that these sources will be sufficient to fund our anticipated working capital needs for the foreseeable future. We evaluate our balance sheet periodically to determine whether to refinance outstanding indebtedness with cash on hand or with other indebtedness. Accordingly, we may choose to reduce our indebtedness from time to time. In the event that we pursue significant acquisitions, we may be required to raise additional funds through the issuance of debt or equity securities.

Contractual Obligations and Commercial Commitments

The following summarizes our financial commitments as of June 30, 2003 (in thousands):
	Payments due by period:
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt:
Variable Rate Bank Debt	$347,094	$102,979	$205,701	$38,414	-
Fixed Rate Bank Debt	579	331	248	-	-
Fixed Rate Notes	49,632	-	-	-	49,632
Supply Agreement Obligations	127,508	54,408	46,100	27,000	-
Capital Lease Obligations	309	282	27	-	-
Operating Leases	474	361	113	-	-

Total Contractual Obligations	$525,596	$158,361	$252,189	$65,414	$49,632

We are party to additional supply agreements that we enter into in the ordinary course of our business.

Trend Information

Several trends may affect our future results of operations, liquidity and capital resources, including:

* Acceptability of hormone therapy;

* Acceptability of vaginal ring technology;

* Delays in introducing new products due to governmental regulation; and

* Fluctuations in reported results due to foreign exchange rate trends.

Acceptability of hormone therapy.

Three of our products, Estrace (R) tablets, Estrace (R) cream and Femring® (known as Menoring (R) in the U.K.) are estrogen replacement therapy, ("ERT"), products and one, femhrt (R), is a continuous combined estrogen/progestin replacement therapy product. The FDA has issued draft labeling guidance for non-contraceptive estrogen drug products for the treatment of moderate to severe vasomotor symptoms and/or moderate to severe symptoms of vulvar and vaginal atrophy, which would include Estrace (R) tablets, Estrace (R) cream, femhrt (R) and Femring® , in response to the early termination of a component of the Women's Health Initiative that examined the effect of hormone replacement therapy, ("HRT"), on the prevention of heart disease and osteoporosis, and any associated risk for breast cancer. That component, consisting of a large scale randomized controlled clinical trial involving 16,608 postmenopausal women comparing Prempro (TM) to placebo in non-hysterectomized patients, was terminated early when it was determined by the safety monitoring board that the risks of that component exceeded the benefits.

We have received final label approval from the FDA for Femring (R) and expect amended labeling for Estrace (R) tablets to be submitted shortly. Pfizer has advised us that they have submitted proposed amended labeling to the FDA for femhrt (R), acquired by Galen on April 17, 2003, the outcome of which is pending. However, the outcome of the trial and resulting changes in labeling for HRT products as a class may affect the acceptability by patients of our hormone therapy products, the willingness of physicians to prescribe such products for their patients or the duration of their therapy. In any such event, we may not achieve our anticipated sales levels for these products and we may not be able to recoup our investment in the development of our hormone therapy products and our overall rate of growth may be lower. To date, however, the findings of these studies have had little or no effect on our results of operations.

Acceptability of Vaginal Ring technology.

An important part of our strategy is to develop and commercialize pharmaceutical products based on innovative formulations and novel drug delivery technology, particularly our vaginal ring technology. To date, vaginal ring technology has not been widely used as a drug delivery technology and it may not be readily accepted by either prescribing physicians or their patients. Other alternative hormone therapies, including orally administered tablets, transdermal patches and subcutaneous implants have each been used for some time and are more familiar to many prescribing physicians and their patients. If our vaginal ring products are not accepted as an alternative method of administration of hormone therapy, we may not achieve our anticipated sales levels for these products. In such an event we may not be able to recoup our investment in the development of vaginal ring products and our overall rate of growth may be lower.

Delays in introducing new products and supply of pharmaceutical products due to governmental regulation.

Another important part of our strategy is to develop and commercialize proprietary products and we have a number of products in various states of development. To begin marketing most of our new products, we must obtain approval from regulatory bodies, including the FDA, the U.K. Medicines and Healthcare Products Regulatory Agency, or MHRA, and other regulatory bodies based upon pre-clinical testing, manufacturing chemistry and control data, bioavailability and other clinical data which we are required to generate prior to gaining regulatory approval. We cannot guarantee that any of our new products will meet these clinical requirements or that we otherwise will be able to obtain the necessary regulatory approvals to enable us to market them in the future.

Fluctuations in reported results due to foreign exchange rate trends.

As described elsewhere in this section, changes in exchange rates between the U.S. dollar and the pound sterling will affect our reported results of operations. A material depreciation of the U.S. dollar against the pound sterling would increase our U.S. dollar reported earnings.

Inflation

Inflation had no material impact on our operations during the three months ended June 30, 2003.

C. Quantitative and Qualitative Disclosures About Market Risk

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which Galen is exposed are:

* Interest rates on debt, and

* Foreign exchange rates.

The following risk management discussion includes forward-looking statements of market risk assuming certain market conditions occur. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest rates

Galen manages debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. Galen does not hedge exposure to interest rate fluctuations through the use of derivative instruments.

Foreign exchange

Most of the revenue generated and expenses incurred during the three months ended June 30, 2003 and 2002 were denominated in the functional currency of the subsidiary in which they were generated. To the extent that Galen had expanded and continues to expand its operations in the United States, revenues and expenses will continue to be generated in the local currency. We use local currency cash flows to pay similarly denominated expenses to the extent available, however, we cannot be certain that we will be able to continue this strategy.

We had no foreign currency option contracts at June 30, 2003. To date, we have not extensively used foreign currency hedging transactions because our exposure to foreign exchange fluctuations has been limited. Capital investment in the United States has been funded by U.S. dollar borrowings as a hedge against foreign currency movements.

D. Controls and Procedures

  Evaluation of Disclosure Controls and Procedures.

  Galen's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of Galen's disclosure controls and procedures (as defined in Exchange Act Rule 13a - 14(c)) as of a date within 90 days of the filing date of this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that Galen's disclosure controls and procedures are effective, as of the end of such period, to ensure that material information relating to Galen and its consolidated subsidiaries is made known to such officers by others within these entities, particularly during the period this report was prepared, in order to allow timely decisions regarding required disclosure.

  Internal Control Over Financial Reporting.

Galen's Chief Executive Officer and Chief Financial Officer also conducted an evaluation of Galen's internal control over financial reporting to determine whether any changes occurred during the quarter covered by this report that have materially affected, or are reasonably likely to materially affect, Galen's internal control over financial reporting. Based on that evaluation, there has been no such change during the period covered by this report.

II - OTHER INFORMATION

  Legal Proceedings

We are involved in various legal proceedings of a nature considered normal to our business. Except as provided in the following paragraph, in the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, established reserves, or would not have a material adverse effect on our financial condition or our results of operations. There are no material legal proceedings against Galen and/or its subsidiaries not previously reported in our 2002 annual report on Amendment No. 1 to Form 20-F.

The Company is engaged in legal proceedings against Barr Laboratories for patent infringement in respect of Estrostep (R) and femhrt (R) and Teva Pharmaceuticals USA, Inc. for patent infringement in respect of Sarafem (R). These proceedings were initiated by Pfizer in response to abbreviated NDAs filed by Barr Laboratories to market generic versions of Estrostep (R) and femhrt (R) and by Lilly in response to an abbreviated NDA filed by Teva Pharmaceuticals to market a generic version of Sarafem (R). The Company and its counsel have evaluated the risks associated with these proceedings and the Company believes that these risks were reflected in the purchase price paid for these products. Galen continues to pursue these claims vigorously, however, an adverse outcome in these proceedings is likely to have a material adverse impact on the Company's operational results because the introduction of a generic competitor to Estrostep (R), femhrt (R) or Sarafem (R) would be likely to materially reduce sales of those branded products.

B. Exhibits and Reports on Form 6-K or 8-K

  Exhibits:

  Exhibit No. Description

  For all Exhibits required under Rule 601 of Regulation S-K to be filed with a Quarterly Report on Form 10-Q, please see the exhibits set forth on pages 80 to 82 of our U.S. 2002 Annual Report.

  Reports on Form 6-K or 8-K:

Our Form 6-K, dated April 4, 2003, contained our news release announcing the proposed acquisition of women's healthcate products portfolio from Pfizer Inc. and completion of the acquisition of oral contraceptives Estrostep (R) and Loestrin (R).

Our Form 6-K, dated April 9, 2003, contained our news release announcing our Co-promotion Agreement with Bristol-Myers Squibb Company for Dovonex (R) in the United States and the licensing of Dovobet (R) from Leo Pharma A/S.

Our Form 6-K, dated April 17, 2003, contained our press release announcing that we completed our acquisition of the hormone replacement therapy, femhrt (R), from Pfizer Inc.

Our Form 6-K, dated April 24, 2003, contained our notification concerning our Annual General Meeting held on February 18, 2003.

Our Form 6-K, dated May 15, 2003, contained our news releases announcing our second quarter fiscal 2003 financial results and our dividend declaration.

Our Form 6-K, dated May 16, 2003, contained our unaudited consolidated financial statements as of March 31, 2003 and for the three and six months ended March 31, 2003 as prepared in accordance with U.S. GAAP.

Our Form 6-K, dated June 18, 2003, contained our news release announcing the availability of Femring (R) in the United States.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALEN HOLDINGS PUBLIC LIMITED COMPANY
Date: August 14, 2003	By: /s/ R.G. Elliott ________________ Name: R.G. Elliott Title: Chief Financial Officer